

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Via E-mail
A. William Stein
Interim Chief Executive Officer and Chief Financial Officer
Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Four Embarcadero Center, Suite 3200
San Francisco, CA  94111

> **Re:**  **Digital Realty Trust, Inc.**
> **Amendment 1 to Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 4, 2014**
> **File No. 1-32336**
>
> **Digital Realty Trust, L.P.**
> **Amendment 1 to Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 4, 2014**
> **File No. 0-54023**

Dear Mr. Stein:

We have reviewed your response dated June 6, 2014 and have the following additional comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 65

1.  Please include a discussion of the gain on contribution of investment properties to unconsolidated joint venture in your MD&A in future filings, as this gain had a significant impact on net income.

       You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant